FIRST ADDENDUM TO
                                 CODE OF ETHICS
                                       FOR
                                   PMFM, INC.




THIS ADDENDUM ("Addendum") to that certain Code of Ethics for PMFM, Inc. (the "Code") dated June 20, 2003. All defined terms in this Addendum shall have the same meaning as in the Code unless specifically stated otherwise. In the event there are any inconsistencies between the Code and this Addendum, the provisions of this Addendum control:


1. PMFM, Inc. ("Advisor") wishes to add the following new series of the PMFM Investment Trust to the Code and modify the Code accordingly.

     a. The Code is hereby modified and amended by adding the following new series of the Trust:

          PMFM Moderate Portfolio Trust


This Addendum is effective this 3rd day of December 2003.